Exhibit 99.1

GERDAU S.A. Consolidated Information for 4Q09	02/25/10

Vision

To be a global steel company and one of the most profitable in the industry.

Mission

Gerdau is a steelmaker that seeks to satisfy the needs of its customers and create value for shareholders and is committed to personal achievement and the sustainable development of society.

Gerdau is the leading long steel producer in the Americas. It began its expansion over a century ago and today is one of the principal players in the consolidation of the global steel industry. Gerdau employees receive regular training and are well prepared to face new challenges and run the operations in the Americas, Europe and Asia. Gerdau produces common and special long steel and flat steel based primarily on the electric-arc furnace and mini-mill production process, and its products serve the construction, manufacturing, automotive and agribusiness sectors. Gerdau stocks are traded on the São Paulo, New York, Toronto, Madrid and Lima stock exchanges and has a base of more than 140,000 shareholders.

Highlights in the Fourth Quarter of 2009

Key Information	4th quarter 2009	3rd quarter 2009	Variation 4Q09/3Q09	2009	2008
Production (1,000 tonnes)
Crude Steel (slabs/blooms/billets)	3,836	4,024	-4.7%	13,509	19,599
Rolled steel	3,180	3,324	-4.3%	11,742	16,440
Sales (1,000 tonnes)	3,670	3,876	-5.3%	13,987	19,118
Net Revenue (R$ million)	6,363	6,808	-6.5%	26,540	41,908
EBITDA (R$ million)	1,246	1,375	-9.4%	3,815	10,024
Net Income (R$ million)	643	655	-1.8%	1,005	4,945
Gross Margin	21.0%	22.1%		16.7%	26.0%
EBITDA Margin	19.6%	20.2%		14.4%	23.9%
Net Margin	10.1%	9.6%		3.8%	11.8%
Shareholders’ Equity (R$ million)	22,005	22,046		22,005	25,044
Total Assets (R$ million)	44,583	45,932		44,583	59,051
Net Income / Shareholders’ Equity (1)	4.6%	3.0%		4.6%	19.7%
Gross Debt / Total Net Capitalization	39.8%	42.2%		39.8%	48.1%
Gross Debt / EBITDA (2)	3,8x	4,0x		3,8x	2,3x
Net Debt / EBITDA (2)	2,5x	2,7x		2,5x	1,8x

(1)  Net Income in last 12 months / Shareholders’ Equity at end of period

(2)  EBITDA in last 12 months

Conference Call

February 25, 2010

Portuguese	English (simultaneous translation)
2:00 p.m. (Brasília)	2:00 p.m. (Brasília)
Tel:	Tel:
• from Brazil: 11 2188 0188	• from U.S. and Canada: +1 866 890 2584
0800 726 5606	• from other countries: +1 646 843 6054
• from other countries: +55 11 2188 0188	• from Brazil: 11 2188 0188
Code: Gerdau	0800 726 5606
Code: Gerdau (in Portuguese)

IR Contact:

Tel: +55 51 3323.2703	E-mail: inform@gerdau.com.br

Performance in the Fourth Quarter of 2009

This report presents information for the fourth quarter of 2009 compared with the third quarter of 2009. Information for fiscal year 2009 will be available in the Management Report to be filed today at the Securities and Exchange Commission of Brazil (CVM) and available on the website www.gerdau.com after the market close.

Gerdau S.A. reports its Consolidated Financial Statements in accordance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standards Board (IASB) and ratified by CVM Instruction 457 of July 13, 2007.

Business Operations

The information in this report is presented in accordance with the Company’s corporate governance, as follows:

•                 Brazil (Brazil BO) — includes the Brazil operations, except specialty steel;

•                 North America (North America BO) — includes all North American operations, except Mexico and specialty steel;

•                 Latin America (Latin America BO) — includes all Latin American operations, except Brazil;

•                 Specialty Steel (Specialty Steel BO) — includes the specialty steel operations in Brazil, Spain and the United States.

Production

Crude Steel

•                 In consolidated terms, the reduction of 4.7% in Gerdau’s crude steel production in the fourth quarter from the third quarter of 2009 is basically due to the decrease in production in the North America BO (-22.6%), which accompanied the seasonality of the period and a reduction in inventory reposition in the region. This contraction was partially offset by the higher production in the Specialty Steel BO (+22.0%) and the relative stability in the Brazil BO (+2.1%) and Latin America BO (-1.4%).

Production (1,000 tonnes)	4th quarter 2009	3rd quarter 2009	Variation 4Q09/3Q09	2009	2008
Crude Steel (slabs, blooms and billets)
Brazil	1,660	1,626	2.1%	5,334	7,469
North America	1,156	1,493	-22.6%	4,910	7,584
Latin America	355	360	-1.4%	1,347	1,680
Specialty Steel	665	545	22.0%	1,918	2,866
Total	3,836	4,024	-4.7%	13,509	19,599

Rolled steel
Brazil	1,063	956	11.2%	3,571	4,651
North America	1,051	1,387	-24.2%	4,635	7,211
Latin America	438	469	-6.6%	1,668	1,931
Specialty Steel	628	512	22.7%	1,868	2,647
Total	3,180	3,324	-4.3%	11,742	16,440

Note: the information above does not include data from shared controlled companies and joint ventures.

Crude Steel Output (in thousands of tonnes)	Rolled Products Production (in thousands of tonnes)

Rolled Products

•                 Consolidated rolled steel production was 3.2 million tonnes in the fourth quarter, down 4.3% from 3.3 million tonnes in the third quarter of 2009. For rolled products, once again, the North America BO (-24.2%) was the main factor responsible for the lower output.

•                 The Brazil BO recorded an increase of 11.2% in rolled products production in the fourth quarter from the third quarter of 2009, basically reflecting the higher production at the Ouro Branco unit in Minas Gerais. This increase compares with the growth in Brazil BO crude steel production of 2.1% in the same comparison period.

•                 The Latin America BO registered a 6.6% decrease in rolled products output in the fourth quarter from the third quarter, due to temporary maintenance stoppages at the rolling mills of certain units in this BO. The decrease compares with a drop of 1.4% in the crude steel output of this BO.

Sales

•                 Consolidated sales volume in the fourth quarter of 2009 was 3.7 million tonnes, down 5.3% from the previous quarter, due to the lower sales at the North America BO.

Consolidated Sales (1)	4th quarter	3rd quarter	Variation
(1,000 tonnes)	2009	2009	4Q09/3Q09	2009	2008
Brazil	1,413	1,454	-2.8%	5,175	6,578
Domestic Market	1,091	1,026	6.3%	3,650	4,840
Exports	322	428	-24.8%	1,525	1,738
North America	1,206	1,410	-14.5%	4,935	7,641
Latin America	483	537	-10.1%	2,015	2,232
Specialty steel	568	475	19.6%	1,862	2,667
Total	3,670	3,876	-5.3%	13,987	19,118

(1) - Excludes shipments to subsidiaries

Note: the information above does not include data from shared controlled companies and joint ventures.

•                 The Brazil BO recorded 2.8% lower sales in the fourth quarter from the third quarter, reflecting the lower export volume in the period. The decrease is basically explained by the reallocation of products to the domestic market. This domestic market registered a 6.3% increase in sales in the same period, driven by stronger growth in the construction and manufacturing sectors. The government economic stimulus packages, infrastructure projects, the “My Home, My Life”

(incentives for the housing industry) and the availability of credit supported a consistent recovery in demand in Brazil.

•                 The North America BO, whose sales were benefitted in the third quarter by a restocking trend, registered a 14.5% drop in sales in the fourth quarter, when demand is seasonably lower. In relation to the fourth quarter of 2008, sales remained virtually unchanged.

•                 Meanwhile, the Latin America BO posted a reduction in sales of 10.1%, driven by seasonal factors in the fourth quarter of the year and the region’s higher imports.

Consolidated Sales (1)

(in thousands of tonnes)

(1) - Excludes sales to subsidiaries.

•                 Specialty Steel was the BO that presented the highest increase in sales in the fourth quarter from the third quarter, of 19.6%. In Brazil, sales continued to benefit from government stimulus measures, such as lower tax rates on new vehicle sales and low-cost financing for heavy vehicles. In North America, the Cash for Clunkers program, which provides incentives for new and lower-emission vehicles, continued to boost demand throughout the automotive chain. Spain recorded stronger sales in the fourth quarter compared with the third quarter, due to the better demand in the quarter.

Results

Net Revenue

•                 In the fourth quarter of 2009, consolidated net sales revenue was R$ 6.4 billion, down 6.5% from the third quarter of 2009, due to the lower sales volume in the period, especially in the North America BO.

•                 The Brazil BO (domestic market plus exports) recorded net revenue of R$ 2.8 billion in the fourth quarter of 2009, in line with the previous quarter. The greater allocation of products to the domestic market supported higher profitability, despite the lower sales volume in the period.

•                 The Latin America BO recorded a reduction of 16.5% in net revenue in the fourth quarter from the third quarter of 2009, reflecting the lower sales.

•                 The Specialty Steel BO posted net revenue growth of 14.7% in the fourth quarter from the third quarter, driven by the higher sales volume in the period.

Net Revenue	4th quarter	3rd quarter	Variation
(R$ million)	2009	2009	4Q09/3Q09	2009	2008
Brazil	2,777	2,781	-0.1%	10,332	14,433
Domestic Market	2,459	2,415	1.8%	8,862	11,688
Exports	318	366	-13.1%	1,470	2,745
North America	1,653	2,130	-22.4%	8,294	15,018
Latin America	650	778	-16.5%	3,137	4,473
Specialty Steel	1,283	1,119	14.7%	4,777	7,984
Total	6,363	6,808	-6.5%	26,540	41,908

Note: the information above does not include data from shared controlled companies and joint ventures.

Cost of Goods Sold and Gross Margin

•                 In the first six months of 2009, Gerdau focused on reducing production costs and performed writedowns of its inventories to bring them in line with the current price scenario, effectively preparing the Company to meet the new level of global steel demand at competitive costs.

•                 In the fourth quarter, consolidated cost of goods sold fell by 5.1% from the previous quarter, representing a lower decrease than the 6.5% drop in net revenue, which led to a slight reduction in gross margin, from 22.1% in the third quarter to 21.0% in the fourth quarter of 2009. This is basically explained by the lower sales at the North America BO, which resulted in lower dilution of fixed costs in this BO. In relation to the fourth quarter of 2008, gross margin widened by 3.1 percentage points.

•                 In the Brazil BO, gross margin in the fourth quarter was virtually stable in relation to the third quarter of 2009. The higher costs with scrap and pig iron were offset by the lower costs with coal and iron ore. The lower costs with ore is due to the resumption of operations at the Várzea do Lopes mine, which increased the use of own ore at the Ouro Branco unit. The lower coal costs reflect the new supply contracts entered into as of the third quarter of 2009.

•                 In the North America BO, cost of goods sold decreased 14.7% in the fourth quarter from the third quarter, less than the 22.4% drop in net revenue, due to the lower sales in the period and the subsequent lower dilution of fixed costs. As a result, gross margin decreased from 13.2% in the third quarter to 4.6% in the fourth quarter of 2009.

•                 The Latin America BO registered gross margin of 10.6% in the fourth quarter, slightly below gross margin in the third quarter, due to seasonal factors.

•                 In the Specialty Steel BO, the 19.6% increase in sales volume in the fourth quarter from the third quarter played a fundamental role in diluting fixed costs, leading gross margin to expand from 16.3% in the third quarter to 18.3% in the fourth quarter of 2009.

Selling, General and Administrative Expenses

•                 Selling, general and administrative expenses increased by 9.8%, from R$ 520.3 million in the third quarter to R$ 571.1 million in the fourth quarter of 2009, reflecting the gradual recovery in operations in the period.

EBITDA

•                 EBITDA (earnings before interest, tax, depreciation, amortization and impairments), also known as operating cash flow, was R$ 1.2 billion in the fourth quarter of 2009, down 9.5% from the prior quarter, reflecting period seasonality. EBITDA margin stood at 19.6% in the fourth quarter of

2009, in line with the previous quarter and up 4.2 percentage points from 15.6% in the fourth quarter of 2008.

Consolidated EBITDA Breakdown	4th quarter	3rd quarter	Variation
(R$ million)	2009	2009	4Q09/3Q09	2009	2008
Net Income	643	655	-1.8%	1,005	4,945
Provision for Income Tax and Social Contribution	45	152	-70.4%	27	948
Net Financial Result	131	23	469.6%	(185)	2,235
Depreciation and Amortization	427	402	6.2%	1,745	1,896
Impairments	—	143	—	1,223	—
EBITDA	1.246	1.375	-9.4%	3,815	10,024

Note: EBITDA is not a measure used in generally accepted accounting practices and does not represent cash flow in the periods presented, and therefore should not be considered an alternative to cash flow as a liquidity indicator. EBITDA is not standardized and thus is not comparable to the EBITDA of other companies.

•                 The Brazil BO was the main contributor to operating cash flow in the period, accounting for R$ 833.4 million of EBITDA and recording EBITDA margin of 30.0%, in line with the prior quarter.

•                 The North America BO, which is more affected by seasonality, contributed R$ 120.3 million in EBITDA and posted EBITDA margin of 7.3%, compared with 14.4% in the previous quarter, basically due to the lower sales in the period and the resulting lower dilution of fixed costs.

•                 The Latin America BO recorded a decline of 27.5% in EBITDA in the fourth quarter from the third quarter of 2009, to R$ 28.5 million, for EBITDA margin of 4.4%.

•                 The Specialty Steel BO recorded an increase of 32.7% in EBITDA in the fourth quarter from the third quarter of 2009, to R$ 263.5 million, for EBITDA margin of 20.5%.

EBITDA by Business Operation	4th quarter	3rd quarter	Variation
(R$ million)	2009	2009	4Q09/3Q09	2009	2008
Brazil	833	830	0.4%	2,887	5,272
North America	120	306	-60.8%	640	2,491
Latin America	29	40	-27.5%	(165)	807
Specialty Steel	264	199	32.7%	453	1,454
Total	1,246	1,375	-9.4%	3,815	10,024

	4th quarter 2009
EBITDA by Business Operation (R$ million)	Brazil	North America	Latin America	Specialty Steel	Total
Net Income	459	(42)	112	114	643
Provision for Income Tax and Social Contribution	158	(37)	(93)	17	45
Net Financial Result	26	73	(12)	44	131
Depreciation and Amortization	190	126	22	89	427
EBITDA 2009	833	120	29	264	1,246

Equity Income

•                 Companies in which Gerdau has shared control or joint ventures were not consolidated and their results were evaluated based on the equity method.

•                 Based on the respective equity interests, these companies sold 252,000 tonnes of steel products in the fourth quarter of 2009, in line with the prior quarter, for net sales revenue of R$ 293.6 million.

•                 Based on these companies’ results, equity income was a gain of R$ 6.4 million in the fourth quarter of 2009.

Financial Result

•                 In the fourth quarter of 2009, the financial result (financial income less financial expenses, foreign exchange variation and gains/losses on hedge operations) was a net financial expense of R$ 130.8 million, compared with a net financial expense of R$ 23.8 million in the previous quarter. The higher net financial expense basically reflects the lower appreciation in the BRL against the USD in the period (2.1% appreciation in the fourth quarter, versus 8.9% in the third quarter) on the portion of financing denominated in foreign currency contracted by companies in Brazil.

•                 Note that of the total foreign-currency debt of US$ 3.1 billion contracted by companies in Brazil as of December 31, 2009, US$ 1.5 billion is related to the acquisitions of companies abroad, for which foreign exchange variation is recorded directly under shareholders’ equity, in accordance with IFRS accounting policies. For the remaining US$ 1.6 billion, foreign exchange variation is recorded on the income statement.

Net Income

•                 The Company recorded net income of R$ 643.5 million in the fourth quarter of 2009, relatively stable from the previous quarter.

Net Income	4th quarter	3rd quarter	Variation
(R$ million)	2009	2009	4Q09/3Q09	2009	2008
Brazil	459	605	-24.1%	2,179	2,816
North America	(42)	(45)	—	(236)	1,057
Latin America	112	14	700.0%	(324)	454
Specialty Steel	114	81	40.7%	(614)	618
Net Income	643	655	-1.8%	1,005	4,945
Losses from asset impairments	—	143	—	1,223	—
Income tax on losses from asset impairments	—	(53)	—	(337)	—
Net income excluding non-recurring effects	643	745	-13.7%	1,891	4,945

At the Brazil BO, net income in the fourth quarter of 2009 was R$ 458.7 million, down 24.1% from the previous quarter, primarily reflecting the lower foreign exchange gains under the net financial result. At the Latin America BO, the net income of R$ 112.4 million registered in the fourth quarter of 2009 was higher than in the previous quarter, as the table below shows, due to the recognition of tax credits that will be offset by future earnings.

Dividends

On December 23, 2009, Gerdau S.A. approved the payment of dividends in the form of interest on equity related to the fourth quarter of 2009 in the amount of R$ 255.7 million (R$ 0.180/share), to be paid on March 12, 2010. This payment is in addition to the R$ 106.5 million (R$ 0.075/share) paid on November 26, 2009, for total payments related to fiscal year 2009 of R$ 362.2 million (R$ 0.255/share). At Metalúrgica Gerdau S.A., on December 23, 2009, a resolution was taken for the payment of dividends in the form of interest on equity related to the fourth quarter of 2009 in the amount of R$ 105.7 million (R$ 0.26 per share), to be paid on March 12, 2010. This payment is in addition to the R$ 67.1 million (R$ 0.165 per share) paid on November 26, 2009, for total payments related to fiscal year 2009 of R$ 172.8 million (R$ 0.425 per share).

Impairment

•                 In the third quarter of 2007, Gerdau began reporting its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standard Board (IASB). These accounting standards determine that the

Company’s assets must undergo impairment tests based on revisions of the prospects for cash generation and the future earnings from the Company’s operations.

•                 In the fourth quarter of 2009, these asset impairment tests did not identify any losses based on the current expectations for future cash generation from the Company’s operations. More information on impairment impacts in 2009 is available in the Company’s Management Report.

Working Capital

•                 Working capital (accounts receivable from clients, plus inventories, less suppliers) was R$ 6.6 billion at the end of December 2009, representing a decrease of R$ 422 million from the end of September 2009, basically due to by reduction in accounts receivable. In the fiscal year, the reduction in working capital was R$ 4.6 billion.

Working Capital

(R$ billion)

Investments

•                 In the fourth quarter of 2009, investments in fixed assets totaled R$ 275.7 million. Of this total, 60.6% were allocated to units in Brazil and the remaining 39.4% to units located overseas. In fiscal year 2009, investments totaled R$ 1.4 billion.

•                 The capital expenditure plan for the period from 2010 to 2014 was revised and is estimated at R$ 9.5 billion, formed by investments in maintenance and strategic actions, which include the following:

•                 Approved and annouced:

•                  installation of a heavy plates rolling mill at the Ouro Branco unit in Minas Gerais.

•                  expansion of the structural profile rolling mill at the Ouro Branco unit in Minas Gerais.

•                  resumption of operations at the Várzea do Lopes mine in Minas Gerais.

•                  installation of a rolling mill at the joint venture in India.

•                 In study:

•                 installation of a wire rod rolling mill at the Brazil BO.

•                 expansion of rolling capacity at the Specialty Steel BO.

•                 expansion of the manufacturing units (fabricating and expanded products).

Financial Liabilities

•                 Gross debt (loans and financing plus debentures) stood at R$ 14.5 billion on December 31, 2009, of which 9.3% was short-term (R$ 1.3 billion) and 90.7% was long-term (R$ 13.2 billion), with average maturity of 7 years. Note that gross debt has fallen consistently since the first quarter of 2009, with a reduction of R$ 1.6 billion in the fourth quarter of the year. The reduction in gross debt was primarily due to the amortizations made in the period, which included prepayments.

•                 On December 31, the composition of gross debt was 19.6% in Brazilian real, 37.6% in foreign currency contracted by companies in Brazil and 42.8% in a variety of currencies contracted by subsidiaries abroad.

•                 Cash (cash, cash equivalents and financial investments) totaled R$ 4.8 billion in December, down from the cash positions at September 30, mainly due to the prepayment of the Company’s debts. Of this cash, 38.3% was held by Gerdau companies abroad, mainly denominated in U.S. dollar.

Cash (R$ billion)	Gross Debt (R$ billion)

•                 Net debt (loans and financings, plus debentures and less cash, cash equivalents and investments) stood at R$ 9.7 billion on December 31, 2009, corresponding to 2.5 times EBITDA in the last 12 months.

Indebtedness
(R$ million)	Dec/31/2009	Dec/31/2008
Short-term	1,357	3,933
Local currency (Brazil)	843	892
Foreign currency (Brazil)	197	1,103
Companies abroad	317	1,938
Long-term	13,164	19,301
Local currency (Brazil)	2,002	2,625
Foreign currency (Brazil)	5,268	6,886
Companies abroad	5,894	9,790
Gross debt	14,521	23,234
Cash, cash equivalents and financial investments	4,819	5,491
Net debt	9,702	17,743

•                 On December 31, 2009, the weighted average nominal cost of gross debt was 7.6% for the amount denominated in Brazilian real, 7.3% plus foreign-exchange variation for the amount denominated in USD contracted by companies in Brazil and 4.2% for the amount contracted by the subsidiaries abroad.

•                 The main indicators of indebtedness at Gerdau companies at end September are shown below:

Indicators	Dec/12/2009	Dec/12/2008
Gross debt / Total capitalization (1)	39.8%	48.1%
Gross debt / EBITDA (2)	3.8x	2.3x
Net debt / EBITDA (2)	2.5x	1.8x

(1) – Total capitalization = Shareholders’ equity + Gross debt
(2) - Last 12 months

•                 On December 31, 2009, the debt amortization schedule, including debentures, was as follows:

Short-term	R$ million
1st quarter 2010	410
2nd quarter 2010	375
3rd quarter 2010	283
4th quarter 2010	289
Total	1,357

Long-term	R$ million
2011	793
2012	2,687
2013	2,620
2014	418
2015 and after	6,646
Total	13,164

•                 Note also that Gerdau S.A., through its subsidiary Gerdau Holdings Inc., carried out a 10-year, US$ 1.25 billion international bond issue with a coupon of 7% p.a. Since the issue was aimed at lengthening the debt profile, it does not represent any increase in the Company’s debt position.

THE MANAGEMENT

This document contains forward-looking statements. These statements are dependent on estimates, information or methods that may be incorrect or inaccurate and may not be realized. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are warned that these forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties. The company does not assume and expressly waives any obligation to update any of these forward-looking statements, which are only applicable on the date on which they were made.

In view of the change in accounting standards, the Consolidated Financial Statements prepared in accordance with IFRS are filed at the Securities and Exchange Commission of Brazil (CVM) and the São Paulo Stock Exchange (Bovespa) through the IPE information system under the category “Economic-Financial Data”. Therefore, there is no consolidated information prepared in accordance with the generally accepted accounting principles in Brazil in Groups 7 to 11 of the Standardized Financial Statements.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

	2009	2008
CURRENT ASSETS
Cash and cash equivalents	2,091,944	2,026,609
Short-term investments
Held for Trading	2,619,418	2,759,486
Available for sale	58,296	627,151
Trade accounts receivable	2,585,709	3,683,933
Inventories	5,751,593	10,398,263
Tax credits	788,564	857,923
Prepaid expenses	66,761	89,262
Unrealized gains on derivatives	5,737	10,035
Other current assets	196,664	322,878
	14,164,686	20,775,540

NON-CURRENT ASSETS
Long-term investments	49,690	77,563
Tax credits	484,434	521,441
Deferred income taxes	1,347,036	1,766,355
Unrealized gains on derivatives	14,297	68,145
Prepaid expenses	99,097	129,368
Judicial deposits	324,678	258,620
Other non-current assets	215,251	323,415
Prepaid pension cost	516,360	271,447
Investments in associates and jointly-controlled entities	1,199,910	1,775,073
Other investments	19,635	21,768
Goodwill	8,424,341	11,294,102
Other Intangibles	992,800	1,712,930
Property, plant and equipment, net	16,731,101	20,054,747
	30,418,630	38,274,974

TOTAL ASSETS	44,583,316	59,050,514

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

	2009	2008
CURRENT LIABILITIES
Trade accounts payable	1,705,058	2,855,419
Short-term debt	1,356,781	3,788,085
Debentures	—	145,034
Taxes payable	675,681	517,272
Payroll and related liabilities	354,518	551,941
Dividends payable	365,811	7,820
Unrealized losses on derivatives	2,483	69,435
Environmental liabilities	9,835	17,759
Other current liabilities	348,354	522,672
	4,818,521	8,475,437

NON-CURRENT LIABILITIES
Long-term debt	12,563,155	18,595,002
Debentures	600,979	705,715
Deferred income taxes	2,273,759	3,060,268
Unrealized losses on derivatives	90,377	314,267
Provision for tax, civil and labor liabilities	447,171	467,076
Environmental liabilities	66,642	74,996
Employee benefits	961,300	1,275,985
Put options on minority interest	518,096	698,321
Other non-current liabilities	238,523	339,869
	17,760,002	25,531,499

EQUITY
Capital	14,184,805	14,184,805
Treasury stocks	(124,685)	(122,820)
Legal reserve	200,205	144,062
Stock options	9,018	1,426
Retained earnings	5,795,720	5,099,384
Other comprehensive income	(1,557,590)	859,645
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	18,507,473	20,166,502

NON-CONTROLLING INTERESTS	3,497,320	4,877,076

EQUITY	22,004,793	25,043,578

TOTAL LIABILITIES AND EQUITY	44,583,316	59,050,514

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of  Brazilian reais (R$)

	for the three months period ended		for the years ended
	12/31/2009	09/30/2009	12/31/2009	12/31/2008

NET SALES	6,362,846	6,807,904	26,540,050	41,907,845
Cost of sales	(5,028,794)	(5,301,685)	(22,107,346)	(31,018,946)
GROSS PROFIT	1,334,052	1,506,219	4,432,704	10,888,899
Selling expenses	(177,798)	(144,497)	(627,816)	(688,640)
General and administrative expenses	(393,326)	(375,766)	(1,714,494)	(2,284,857)
Impairment of assets	—	(142,834)	(1,222,897)	—
Other operating income	41,956	36,877	190,157	205,676
Other operating expenses	7,677	(54,779)	(101,810)	(116,064)
Equity in earnings of unconsolidated companies	6,441	5,318	(108,957)	122,808
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	819,002	830,538	846,887	8,127,822
Financial revenues	124,651	72,750	436,236	484,046
Financial expenses	(250,810)	(307,194)	(1,286,368)	(1,620,782)
Exchange variations, net	31,520	184,417	1,060,883	(1,035,576)
Gain and losses on derivatives, net	(36,140)	26,248	(26,178)	(62,396)
INCOME BEFORE TAXES	688,223	806,759	1,031,460	5,893,114
Income and social contribution taxes
Current	(32,906)	(185,246)	(303,272)	(1,423,660)
Deferred	(11,858)	33,632	276,320	475,444

NET INCOME	643,459	655,145	1,004,508	4,944,898
ATTRIBUTED TO:
Parent company’s interest	746,563	553,031	1,121,966	3,940,505
Non-controlling interests	(103,104)	102,114	(117,458)	1,004,393
	643,459	655,145	1,004,508	4,944,898

Basic earnings per share - preferred and common	0.53	0.39	0.79	2.83

Diluted earnings per share - preferred and common	0.53	0.39	0.79	2.83

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

for the years ended December, 31 2009 and 2008

In thousands of  Brazilian reais (R$)

	2009	2008

Cash flows from operating activities
Net income	1,004,508	4,944,898
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,745,319	1,896,076
Impairment of assets	1,222,897	—
Equity in earnings of unconsolidated companies	108,957	(122,808)
Exchange variation, net	(1,060,883)	1,035,576
Gains and losses on derivatives, net	26,178	62,396
Post-employment benefits	33,995	130,976
Stock based remuneration	22,380	7,545
Income tax	26,952	948,216
Loss on disposal of property, plant and equipment and investments	116,989	72,782
Provision for losses on avaible for sale securities	—	140,166
Allowance for doubtful accounts	57,971	25,613
Provision for tax, labor and civil claims	(15,886)	(13,120)
Interest income and other financial incomes	(346,531)	(244,501)
Interest expense	992,693	1,151,253
(Reversal) Provision for net realisable value adjustment in inventory	(160,522)	256,457
	3,775,017	10,291,525

Changes in assets and liabilities:
Decrease in trade accounts receivable	1,449,678	1,065,076
Decrease (Increase) in inventories	3,766,059	(2,489,882)
Decrease in trade accounts payable	(1,731,878)	(2,215,810)
Increase in other receivables	(148,962)	(427,162)
Increase in other payables	203,038	197,636
Distributions from joint-controlled entities	41,887	68,095
Purchases of trading securities	(1,283,438)	(6,739,256)
Proceeds from maturities and sales of trading securities	1,642,383	6,751,527
Cash provided by operating activities	7,713,784	6,501,749

Interest paid on loans and financing	(1,026,893)	(970,986)
Income and social contribution taxes paid	(336,299)	(1,895,419)
Net cash provided by operating activities	6,350,592	3,635,344

Cash flows from investing activities
Additions to property, plant and equipment	(1,377,776)	(2,745,207)
Proceeds from sales of property, plant and equipment, investments and other intangibles	64,606	21,238
Additions to other intangibles	—	(17,079)
Payments for business acquisitions, net of cash of acquired entities	(71,068)	(4,076,171)
Purchases of available for sale securities	(2,589,350)	(484,965)
Proceeds from sales of available for sale securities	2,853,762	426,671
Interest received on cash investments	71,492	314,868
Net cash used in investing activities	(1,048,334)	(6,560,645)

Cash flows from financing activities
Capital increase	—	2,885,058
Purchase of own shares	(12,919)	(50,259)
Dividends and interest on capital paid	(328,691)	(1,649,936)
Payment of loans and financing fees	(37,989)	(3,821)
Proceeds from loans and financing	4,089,424	5,117,617
Repayment of loans and financing	(8,469,908)	(4,963,991)
Intercompany loans, net	(173,549)	1,265,290
Net cash (used in) provided by financing activities	(4,933,632)	2,599,958

Exchange variation on cash and cash equivalents	(303,291)	325,856

Increase in cash and cash equivalents	65,335	513
Cash and cash equivalents at beginning of period	2,026,609	2,026,096
Cash and cash equivalents at end of period	2,091,944	2,026,609